SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Attached to this Report on Form 6-K is the press release issued by the registrant on July 15, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: July 17, 2026	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FISCAL FOURTH QUARTER AND FULL YEAR 2026 RESULTS

HONG KONG – July 15, 2026 – Highway Holdings Limited (Nasdaq: HIHO, the “Company” or “Highway Holdings”) today reported results for the fiscal fourth quarter and fiscal year ended March 31, 2026. The Company notes its financial results reflect the negative impact on the Company’s business of two of its major customers significantly reducing orders that had been manufactured at its Myanmar facility due to Myanmar’s political instability, along with the effects of tariffs on some of our customers. In response, the Company is focused on diversifying its OEM business by adding more customers with the long-term intention of reducing its reliance on the OEM business, and views its Regent-Feinbau acquisition as the first step in that direction.

For the fiscal 2026 fourth quarter, net sales were $0.93 million compared to $1.5 million in the year ago period, reflecting the negative impacts cited above, which led to a sudden reduction in sales and inventory imbalance at the Company’s customers and a material decline in new orders. Gross profit was $246,000 compared to $305,000 in the year ago period. Net loss for the fiscal 2026 fourth quarter was $1.1 million, or $0.24 per basic share, compared to a net loss of $315,000, or $0.07 per basic share in the year ago period.

Net sales for the fiscal year 2026 were $4.8 million compared to $7.4 million for the fiscal year 2025, reflecting the above noted negative impact. Gross profit for the fiscal year 2026 was $1.4 million with a gross margin of 28%, compared to $2.5 million and 33% for the fiscal year 2025. Net loss for the fiscal year 2026 was $1.5 million, or $0.33 per basic share, compared with net income of $106,000, or $0.02 per diluted share, in the fiscal year 2025.

For the year ended March 31, 2026, the Company determined that certain long-lived and right-of-use (“ROU”) assets were impaired due to adverse business conditions, operating losses, political unrest in Myanmar, trade tensions and evolving global regulations. Accordingly, the Company recorded a substantially non-cash impairment charge of $125,000, consisting of $19,000 for long-lived assets and $106,000 for ROU assets, which compares to no impairment charge in the year ended March 31, 2025.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, said, “Fiscal 2026 was the most difficult year in Highway Holdings’ history, and it will be a turnaround year. Despite the numerous unlucky events hitting the Company over the last four years, we take this as a learning lesson. The year exposed clear weaknesses in our customer concentration, geographic exposure, factory utilization and cost structure. Significantly, two important customers substantially ceased orders at our Myanmar facility after deciding to no longer use such facility because of Myanmar’s political situation – one customer without prior warning – which led not only to the sharp sales reduction but also to the primarily non-cash impairment charge in the fourth quarter and full year 2026. This charge came in addition to the fiscal year 2024 impairment charges totaling $862,000, which included $335,000 for long-lived assets and $527,000 for ROU assets, bringing the aggregate to nearly US$1 million attributable to the same underlying factors. We responded by protecting liquidity, reducing our operating base where necessary and taking decisive steps to reposition the company. Our focus now is to turn those actions into measurable operating progress.”

“The acquisition of Regent-Feinbau on March 1, 2026 gives Highway Holdings a stronger and more diversified manufacturing platform, with European customer relationships, deeper technical capabilities and exposure to demanding automotive, commercial vehicle, aerospace and industrial markets. We view the acquisition of Regent-Feinbau as a strategic reset and a significant catalyst for the Company’s ultimate rebound. We are continuing our merger and acquisition activities and are actively searching for companies with product production as a long term add on solution to reduce our dependency on the OEM business, which exposed us to the immediate helplessness we experienced in regard to the actions of our OEM customers. This was a lasting lesson learned.”

The company reported a $22,000 currency exchange gain for the fiscal year 2026 compared with a $124,000 currency exchange gain in the fiscal year 2025. The currency exchange gain in the current year was mainly due to the weakened Kyat. The Company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the Company’s future results.

The Company’s cash balance at March 31, 2026 was approximately $4.4 million, or approximately $0.97 per basic share. Total current assets at March 31, 2026, were $7.1 million, with working capital of $3.9 million and a current ratio of 2.2:1

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Germany, Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the political situation in Myanmar, relations between the U.S. and China, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

Consolidated Statement of Income

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)
	2026	2025	2026	2025

Net sales	$931	$1,487	$4,805	$7,412
Cost of sales	685	1,182	3,439	4,942
Gross profit	246	305	1,366	2,470
Selling, general and administrative expenses	1,262	957	3,548	3,005
Impairment of property, plant and equipment	19	-	19	-
Impairment of right of use assets	106	-	106	-
Operating income/(loss)	(1,141)	(652)	(2,307)	(535)

Non-operating items

Exchange gain/(loss), net	8	(20)	22	124
Interest income	31	56	159	203
Gain on disposal of assets	-	333	75	333
Other income	5	6	21	22
Total non-operating income / (expenses)	44	375	277	682

Share of profits / (loss) of equity investee	-	-	-	-
Net income/(loss) before income tax and non-controlling Interest	(1,097)	(277)	(2,030)	147
Income taxes	(2)	(38)	486	(38)
Net income/(loss) before non-controlling interests	(1,099)	(315)	(1,544)	109

Profit / (loss) attributable to non-controlling Interests	2	-	20	(3)
Net income/(loss) attributable to Highway Holdings Limited shareholders	$(1,097)	$(315)	$(1,524)	$106

Net income/(loss) per share:
Basic	$(0.24)	$(0.07)	$(0.33)	$0.02
Diluted	$(0.24)	$(0.07)	$(0.33)	$0.02

Weighted average number of shares outstanding:
Basic	4,551	4,402	4,554	4,402
Diluted	4,551	4,402	4,554	4,402

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2026	2025
Current assets:
Cash and cash equivalents	$4,409	$5,972
Accounts receivable, net of doubtful accounts	1,023	1,022
Inventories	1,452	1,146
Prepaid expenses and other current assets	253	430

Total current assets	7,137	8,570

Property, plant, and equipment, net	389	94
Intangible assets, net	532	-
Goodwill	260	-
Operating lease right-of-use assets, net	2,424	784
Long-term deposits	179	11
Long-term loan receivable	75	95
Investments in equity method investees	-	-
Total assets	$10,996	$9,554

Current liabilities:
Accounts payable	$437	$613
Operating lease liabilities, current	844	623
Accrual expenses and other current liabilities	1,509	1,274
Current portion of long-term loan payable	162	-
Income tax payable	162	486
Dividend payable	81	81
Total current liabilities	3,195	3,077

Long term liabilities:
Operating lease liabilities, non-current	1,742	187
Deferred tax liabilities	190	-
Long term accrued expenses	26	23
Non current portion of long-term loan payable	407	-
Total liabilities	5,560	3,287

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	46	44
Additional paid-in capital	12,417	12,178
Accumulated deficit	(6,961)	(5,437)
Accumulated other comprehensive loss	(610)	(516)
Non-controlling interest	544	(2)
Total equity	5,436	6,267
Total liabilities and shareholders’ equity	$10,996	$9,554